                                                                    EXHIBIT 8.01
                                                                    ------------




                                         As of September 22, 1998



Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, MA 01824

     RE:  ACQUISITION OF FASTECH INTEGRATION, INC. BY BROOKS AUTOMATION, INC.

Ladies and Gentlemen:

     This opinion is being delivered to you in connection with the filing of a registration statement (the "Registration Statement") on Form S-4, which includes the Consent Statement/Prospectus relating to the Agreement and Plan of Merger dated as of September 21, 1998, by and among Brooks Automation, Inc. ("Parent"), a corporation organized under the laws of the State of Delaware, FASTech Acquisition Corporation ("Subsidiary"), a Delaware corporation and wholly owned subsidiary of Parent, and FASTech Integration, Inc., a Delaware corporation ("Company") in connection with the acquisition of all of the issued and outstanding stock of Company.

     In rendering this opinion, we have relied upon the facts and representations set forth below, the accuracy and completeness of which we have assumed, without independent verification. Nothing has come to our attention that would cause us to question the accuracy thereof. Should there be any material inaccuracy in the facts and representations as set forth below, the tax consequences of the proposed transaction could be substantially and adversely different from those set forth in this opinion letter. In addition, we have reviewed the Agreement and Plan of Merger dated September 21, 1998 (the "Merger Plan"), the Registration Statement, and such other documents as we have deemed necessary in rendering this opinion. We have assumed that any party executing any document upon which we have relied has the capacity to sign such document and that all signatures on such documents are genuine.

     Unless otherwise defined herein, terms used in this letter that are defined in the Merger Plan have the meaning ascribed to them in the Merger Plan.


                                     FACTS

     The Boards of Directors of Company and Parent believe that both of their respective businesses would prosper if Company were to become a subsidiary of Parent. Accordingly, the following transaction has been proposed. Pursuant to the Merger Plan between Parent, Company and Subsidiary, Subsidiary will merge into Company under the applicable provisions of Delaware law (the "Merger"), with Company surviving the Merger.

     Pursuant to the Merger Plan, each share of Company common and preferred stock ("Capital Stock") issued and outstanding at the Effective Time of the Merger, other than shares held by Company stockholders who properly perfect their dissenter's appraisal rights under Delaware law, will be converted into voting

Brooks Automation, Inc.
As of September 22, 1998
Page 2


common stock, $.01 par value, of Parent ("Parent Common Stock"). Parent will not issue fractional shares of its common stock; instead, each Company stockholder who would otherwise be entitled to a fractional share of Parent common stock will receive cash equal to the fair market value of such fractional share. No cash or other property will be paid to any Company stockholder in respect of such stockholder's Capital Stock, other than (1) cash paid in lieu of fractional shares of Parent Common Stock, and (2) cash paid to Company stockholders who perfect their dissenter's rights under Delaware law. Company stockholders will also receive rights to purchase junior preferred stock, exercisable under limited circumstances ("Parent Purchase Rights"). Approximately ten percent of the Parent Common Stock issued in the Merger will be placed in escrow for one year to secure certain indemnification and expense obligations of Company and its stockholders.

     As a result of the Merger, Company will become a wholly-owned subsidiary of Parent.

     Before the Merger is consummated, Company's Certificate of Incorporation will be amended to alter the rights of the holders of the Company's outstanding classes of Capital Stock to receive the Parent Common Stock. The effect of this amendment is described in the Registration Statement.

                                REPRESENTATIONS

     In connection with your request that we furnish this opinion, the parties have made, and we have relied upon, the following representations:

     a) The Parent Purchase Rights have nominal value. The likelihood that the Parent Purchase Rights will, at any time, be exercised is both remote and speculative.

     b) The fair market value of the Parent Common Stock to be received by stockholders of Company will be, in each instance, approximately equal to the fair market value of the stock of Company surrendered in exchange therefor.

     c) Following the proposed Merger, Company will hold assets representing at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by each of Company and Subsidiary (other than Parent Common Stock) immediately prior to the Merger. For purposes of this representation, amounts paid by Company to stockholders who receive cash or other property, Company assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Company immediately preceding the Merger, will be included as assets of Company held immediately prior to the transaction.

     d) Following the proposed transaction, there is no plan or intention to have Company issue additional shares of its stock that will result in Parent losing control of Company within the meaning of section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

     e) Taking into account cash paid in lieu of fractional shares and cash paid to dissenters, Parent will acquire in the Merger more than 80% of the outstanding shares of each class of Capital Stock solely for Parent Common Stock.

Brooks Automation, Inc.
As of September 22, 1998
Page 3


     f) Parent has no plan or intention to redeem or otherwise reacquire any of its stock to be issued in the proposed transaction, or to cause any related party to do so. For purposes of this representation, a related party is one in which Parent owns any direct or indirect equity interest.

     g) Parent has no plan or intention to liquidate Company; to merge Company with and into another corporation; to sell or otherwise dispose of the stock of Company; or to cause Company to sell or otherwise dispose of any of the assets of Company acquired in the proposed transaction, except for dispositions made in the ordinary course of business.

     h) For the foreseeable future following the Merger, Company will continue the business that it carried on before the transaction.

     i) Parent, Company, and holders of Company's Capital Stock each will pay their own expenses in connection with the transaction, except that, should Company's expenses exceed a specified level, any additional expenses of Company will be borne by the holders of its Capital Stock. Parent will not pay any expenses of Company or its stockholders, however.

     j) There is no intercorporate indebtedness existing between Parent and Company that was issued, acquired, or will be settled at a discount.

     k)   Company will assume no Subsidiary liabilities pursuant to the Merger
          Plan.

     l)   No Subsidiary stock will be used as consideration in the Merger.

     m) None of the compensation received by any stockholder-employees of Company will be separate consideration for, or allocable to, any of their shares of Company stock; none of the shares of Parent Common Stock received by any stockholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     n) Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

     o)   Neither Company nor Parent is an investment company as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

     p) Parent does not presently own, nor has it ever owned, directly or indirectly through any other entity in which it owns an interest of 10% or more by vote or value, any of the Capital Stock of Company.

     q) Cash will be distributed by Parent in lieu of Parent fractional shares solely for the purpose of avoiding the expense and inconvenience of issuing and transferring fractional share interests and not as separately bargained for consideration. The cash to be distributed in lieu of fractional shares will not exceed one percent of the total consideration to be received.

Brooks Automation, Inc.
As of September 22, 1998
Page 4


     Based solely on the facts and representations set forth above, it is our opinion that:

  1. The Merger will be treated as a reorganization within the meaning of section 368(a) of the Code. Parent, Company and Subsidiary will each be "a party to the reorganization" within the meaning of section 368(b) of the Code;

  2. No gain or loss will be recognized by Company, Parent or Subsidiary as a result of the consummation of the Merger;

  3. No gain, loss or income will be recognized by the holders of Company Capital Stock upon the receipt of shares of Parent Common Stock in exchange therefor (except with respect to any cash received by holders of Company Capital Stock in respect of fractional shares);

  4. The aggregate tax basis of the shares of Parent Common Stock received by a holder of Company Capital Stock in the Merger will be the same as the aggregate tax basis of Company Capital Stock surrendered in exchange therefore by such stockholder, reduced by any amounts allocable to fractional shares for which cash is to be received;

  5. The holding period of the shares of Parent Common Stock received in the Merger by the holders of Company Capital Stock will include the period during which the shares of Company Capital Stock surrendered in exchange therefor were held, provided that the Company Capital Stock is held as a capital asset in the hands of the holders of Company Capital Stock on the date of the exchange; and

  6. Cash payments received by a holder of Company Capital Stock in lieu of a fractional share will be treated as if such fractional share had been issued in the Merger and then redeemed by Parent. A holder of Company Capital Stock receiving such cash will generally recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

     While our opinions and views expressed herein are based upon our best interpretations of existing sources of law and express what we believe a court would conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they became the subject of judicial or administrative proceedings. Furthermore, our opinions are based on existing law. No assurance can be given that legislative or administrative changes, or court decisions, which may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes, will not significantly affect the tax consequences to the parties. We assume no obligation to inform you of such changes. Although we believe that all of the factual assumptions and representations upon which we have relied are warranted, we can give no assurance that the Internal Revenue Service would agree.


     We express no opinion as to the tax treatment of any of the transactions described above that are not specifically addressed in the foregoing opinion. In particular, we express no opinion regarding the estate, gift, state or local income, foreign, or any other tax consequences of the Merger. We further express no opinion regarding the federal income tax effects of the amendment to the Certificate of Incorporation of Company that will occur before the Merger.

Brooks Automation, Inc.
As of September 22, 1998
Page 5


     This opinion is intended solely for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon by any other person or entity, and may not be made available to any other person or entity, without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name in connection with the references to this opinion and the tax consequences of the Merger. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.


                                   Very truly yours,

                                   BROWN, RUDNICK, FREED & GESMER, P.C.


                                   By: /s/ Kenneth A. Glusman
                                        ------------------------------------
                                             Kenneth A. Glusman
                                             A Member Duly Authorized